UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-21886

NOTIFICATION OF LATE FILING

(Check one):   ☐ Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☒ Form 10-Q  ☐  Form 10D ☐  Form N-SAR  ☐ Form N-CSR

For Period Ended: March 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________________.

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	Barrett Business Services, Inc.

Address of Principal Executive Office:	8100 N.E. Parkway Drive, Suite 200
Vancouver, Washington 98662

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Barrett Business Services, Inc. (the "Company") is not able to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, because its independent registered public accounting firm has yet not completed its audit of the Company’s financial statements for the year ended December 31, 2015, including the restatement of the Company’s financial statements for the years ended December 31, 2014 and 2013. Once the audit is complete, the Company’s independent registered public accounting firm will commence its review of the Company’s financial statements for the period ended March 31, 2016.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Thomas J. Carley	(360)	828-0700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐  Yes          ☒  No

The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, and the Company's Annual Report on Form 10-K for the year ended December 31, 2015, have not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes          ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Barrett Business Services, Inc.

(Exact Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2016	By:	/s/ Thomas J. Carley
Thomas J. Carley
Interim Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).